As filed with the Securities and Exchange Commission on October 13, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELESP CELULAR PARTICIPAÇÕES S.A.
(Name of Issuer)

Preferred Shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 2,500 preferred shares
(Title of Class of Securities)

87952L1089 (American Depositary Shares)
(CUSIP Number)

Telefonica, S.A.
Gran Via 28
28013 Madrid, Spain
+34 91 584-0306

Names, Addresses and Telephone Numbers of

Persons Authorized to Receive Notices and Communications

Aitor Goyenechea

Telefonica Moviles, S.A.

Calle Goya 24,

28001 Madrid, Spain

+34 91 423 - 4030

October 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	TELEFONICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Spain

NUMBER OF SHARES	7	SOLE VOTING POWER: None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 379,615,544,873 (1)

EACH REPORTING	9	SOLE DISPOSITIVE POWER: None

PERSON WITH	10	SHARED DISPOSITIVE POWER: 379,615,544,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Through its subsidiary Telefonica Moviles, S.A., Telefonica, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefonica Moviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Moveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of this Schedule. Because Telefonica Moviles, S.A. is its subsidiary, Telefonica, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	TELEFONICA MOVILES, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Spain

NUMBER OF SHARES	7	SOLE VOTING POWER: None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 379,615,544,873 (1)

EACH REPORTING	9	SOLE DISPOSITIVE POWER: None

PERSON WITH	10	SHARED DISPOSITIVE POWER: 379,615,544,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Telefonica Moviles, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Telefonica Moviles, S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Moveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of this Schedule. Telefonica Moviles, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	BRASILCEL N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	The Netherlands

NUMBER OF SHARES	7	SOLE VOTING POWER: 379,615,544,873 (1)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: None

EACH REPORTING	9	SOLE DISPOSITIVE POWER: 379,615,544,873 (1)

PERSON WITH	10	SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Brasilcel holds directly 379,614,824,965 preferred shares, and Brasilcel's indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional 719,908 preferred shares.

SCHEDULE 13D

Preliminary Statement

This Amendment No. 1 amends and restates the Schedule 13D filed July 16, 2003. Beneficial ownership of preferred shares of Telesp Celular Participações S.A., or TCP, is not generally required to be reported on Schedule 13D because the preferred shares are generally non-voting securities for purposes of Rule 13d-1(i) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. However, TCP's bylaws state that holders of preferred shares will have full voting rights in the event that TCP does not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until TCP again pays minimum dividends. Because TCP did not pay minimum dividends for the years ended December 31, 2001, 2002 and 2003, holders of TCP preferred shares have been able to exercise voting rights since March 26, 2004, the date of TCP's 2004 general shareholders' meeting. Nonetheless, the entities identified on the cover pages of this Schedule 13D, or the Reporting Persons, filed an initial Schedule 13D with respect to the preferred shares of TCP on July 16, 2003. The Reporting Persons now amend and restate this Schedule 13D, among other things, to report a change in the disclosure of Item 4 thereto.

In addition, the Schedule 13D filed on July 16, 2003 reported certain information regarding the common shares, without par value (ações ordinarias), of TCP. However, such shares are not registered pursuant to Section 12 of the Exchange Act and therefore are not subject to Section 13(d) of the Exchange Act. The Reporting Persons therefore are discontinuing any reporting of information regarding such shares on Schedule 13D.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil. The address of the principal executive office of TCP is Avenida Roque Petroni Jứnior, 1464 - Morumbi, 04707-000 São Paulo, SP, Brazil, and the company' s phone number is (55) 11-5105-1207.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Telefonica. Telefonica, S.A., or Telefonica is incorporated under the laws of Spain. The principal business of Telefonica is, through its subsidiaries, the provision of fixed line and cellular telecommunications services, data transmission services and audiovisual content and media services in Spain, Latin America and other regions. Its principal executive offices are located at Gran Via, 28, 28013, Madrid, Spain. Its telephone number is (34) 91 584-0306.

Telefonica Moviles. Telefonica Moviles, S.A., or Telefonica Moviles, is incorporated under the laws of Spain. Telefonica Moviles is a subsidiary of Telefonica. Telefonica Moviles is a holding company that provides cellular telecommunications services through subsidiaries and investments in Spain, Morocco and Latin America. Telefonica Moviles manages all the cellular assets of the Telefonica Group. Its principal executive offices are located at Calle Goya, 24, 28001, Madrid, Spain. Its telephone number is (34) 91 423-4400.

Brasilcel. Brasilcel N.V., or Brasilcel, is a joint venture of Telefonica Moviles, S.A., or Telefonica Moviles; on the one hand, and Portugal Telecom and PT Moveis, on the other hand, and is managed on an equal basis by those companies. Brasilcel was created pursuant to a strategic agreement signed by Portugal Telecom and Telefonica Moviles in January 2001 to create a cellular services company in Brazil that would aggregate all of the parties' investments in cellular telecommunications businesses in Brazil to the extent permitted under Brazilian law. See Items 3 and 6. Brasilcel is incorporated under the laws of The Netherlands. Its corporate domicile is located at Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands.

Schedule 1 hereto sets for the (a) name, (b) residence or business address, (c) principal occupation or employment and (d) citizenship of each of the directors and executive officers of the Reporting Persons.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Source and Amount of Funds or Other Consideration.

  In October 2002, in connection with the joint agreement with Portugal Telecom, SGPS, S.A., or Portugal Telecom, and PT Moveis, SGPS, S.A. described in Item 6, which created Brasilcel (which has operated under the brand name Vivo since April 2003), Telefonica Moviles acquired 172,016,089,469 preferred shares, or 22.6% of TCP's preferred shares (corresponding to 14.7% of TCP' s total share capital), from Portugal Telecom for Euro 200,305,535.00. In December 2002, Telefonica Moviles transferred to Brasilcel all of its shares held directly and indirectly in TCP to Brasilcel.

  Purpose of Transaction.

The purpose of the contribution by Telefonica Moviles and Portugal Telecom of their interests in various cellular telecommunications companies in Brazil, including TCP, to Brasilcel (and the purpose of the related acquisition by Telefonica Moviles of shares of TCP in October 2002), was to create the leading cellular telecommunications operator in Brazil.

On October 8, 2004, TCP announced a capital increase in an amount of up to R$2,054 million, to be effected through offerings of preemptive rights to subscribe for common shares and preferred shares of TCP. On October 12, 2004, TCP filed a Registration Statement on Form F-3 with the Securities and Exchange Commission relating to the rights offering to holders of TCP preferred shares and American Depositary Shares representing TCP preferred shares. Brasilcel and its wholly owned subsidiary Portelcom Participações S.A., or Portelcom, have indicated that, depending on market conditions, they intend to subscribe fully for all of the common shares and preferred shares to which they are entitled in the rights offerings. Brasilcel and Portelcom have also indicated that, depending on market conditions, they intend to subscribe for any remaining common shares and preferred shares to which they are entitled in the reoffering rounds of the rights offerings and may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Through any such purchases, the percentage of TCP' s preferred shares beneficially owned by the Reporting Persons may increase. Neither Brasilcel nor Portelcom is obligated to purchase any shares, and they may determine not to do so.

Item 5. Interest in Securities of the Issuer.

(a) Each of Brasilcel, Telefonica and Telefonica Moviles may be deemed to be beneficial owners pursuant to the Exchange Act of the 379,614,824,965 preferred shares of TCP, or 49.8% of TCP' s outstanding preferred shares, held directly by Brasilcel. Each of Brasilcel, Telefonica and Telefonica Moviles may be deemed to be beneficial owners pursuant to the Exchange Act of the 719,908 preferred shares of TCP held directly by Portelcom. Portelcom is the beneficial owner of the 719,908 preferred shares of TCP held by it. Portugal Telecom, TMN- Telecomunicações S.A. (a wholly owned subsidiary of Portugal Telecom) and PT Moveis, SGPS, S.A. may be deemed to be beneficial owners pursuant to the Exchange Act of the shares of TCP held by Brasilcel and Portelcom and may be deemed, together with Telefonica, Telefonica Moviles, Brasilcel and Portelcom, to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Exchange Act. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto beneficially owns any preferred shares of TCP.

(b) Brasilcel has sole power to vote or to dispose of the preferred shares of TCP it holds directly. Portelcom and its parent Brasilcel each may be deemed to have sole power to vote or to dispose of preferred shares of TCP held directly by Portelcom. Pursuant to the joint venture arrangement described in Item 6, Telefonica Moviles, on one hand, and, Portugal Telecom and PT Moveis (and its parent TMN), on the other hand, therefore each may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel. Telefonica, as the parent of Telefonica Moviles, may therefore also be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel.

(c) None of the Reporting Persons has effected any transaction in the preferred shares of TCP in the past 60 days. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has effected any transactions in the common shares or preferred shares of TCP in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the preferred shares of TCP held directly and indirectly by Brasilcel, except for the rights and powers of Portugal Telecom and PT Moveis under the joint venture arrangement described in Item 6 and the rights and powers of TMN as the controlling shareholder of PT Moveis.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Venture Arrangement

On January 23, 2001, Telefonica Moviles, Portugal Telecom and PT Moveis agreed to create a joint venture to consolidate Telefonica Moviles' cellular businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefonica group and the Portugal Telecom group agreed to contribute to a 50:50 joint venture certain of its cellular businesses in Brazil, including interests in operating companies and holding companies that own cellular licenses in Brazil, such as TCP, as well as other assets or business that are operated for the benefit of those companies. This joint venture resulted in the formation of Brasilcel, the controlling shareholder of TCP.

On October 17, 2002, Telefonica Moviles, on the one hand, and Portugal Telecom and PT Moveis, on the other, entered into the definitive stockholders' agreement and subscription agreement that implemented the joint venture framework agreement signed in January 2001. In accordance with these definitive agreements, Telefonica Moviles and the Portugal Telecom group have the same voting rights in Brasilcel. This equality in voting rights will continue to exist even if either party' s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefonica Moviles, which would be obliged to buy (directly or through another company), all of Portugal Telecom' s ownership interest in Brasilcel. This right expires on December 31, 2007. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital stock of Brasilcel.

Also, in accordance with the definitive agreements, the Portugal Telecom group would be entitled to sell to Telefonica Moviles, which would be obligated to buy, all of Portugal Telecom' s ownership interest in Brasilcel should there be a change in control at Telefonica, Telefonica Moviles or any subsidiary of the latter that holds a direct or indirect ownership interest in Brasilcel. Similarly, Telefonica Moviles would be entitled to sell to the Portugal Telecom group, which would be obliged to buy, its ownership interest in Brasilcel if there is a change of control at Portugal Telecom, PT Moveis or any other subsidiary of either company that holds a direct or indirect ownership interest in Brasilcel.

The definitive agreements established that the parties to the agreements shall transfer to Brasilcel all of their direct or indirect ownership interests in equity securities, whether voting or non-voting, in cellular properties in Brazil, including any such interests obtained from future acquisitions of Brazilian cellular properties by those parties.

On December 27, 2002, following the agreements entered into on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, Telefonica Moviles and PT Moveis contributed to Brasilcel all the shares held directly or indirectly by the two groups in their cellular communications companies in Brazil.

Item 7. Material to Be Filed as Exhibits.

  Joint Filing Agreement dated October 13, 2004.
  Shareholders Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. and Brasilcel N.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefonica, S.A. filed on June 30, 2003 (the "2002 Telefonica 20-F") (SEC file number 001-09531).
  Subscription Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. and Brasilcel N.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefonica 20-F.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFONICA, S.A.

By: /s/ Antonio J. Alonso Ureba
____________________________

Name: Antonio J. Alonso Ureba

Title: General Secretary and Secretary of the
Board of Telefonica S.A.

Dated: October 13, 2004

[Signature Page to Amendment to Schedule 13D]

TELEFONICA MOVILES, S.A.

By: /s/ Antonio Hornedo Mugiro
____________________________

Name: Antonio Hornedo Mugiro

Title: General Counsel

Dated: October 13, 2004

[Signature Page to Amendment to Schedule 13D]

BRASILCEL N.V.

By: /s/ Francisco José Azevedo Padinha
____________________________

Name: Francisco José Azevedo Padinha
Title: Chief Executive Officer

By: /s/ Javier Rodriguez Garcia
____________________________

Name: Javier Rodriguez Garcia

Title: Executive Vice President for Technology and Networks

Dated: October 13, 2004

[Signature Page to Amendment to Schedule 13D]

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

TELEFONICA, S.A.

Board of Directors

(a) Mr. César Alierta Izuel

(b) Gran Via 28, Planta 9, 28013 Madrid, Spain

(c) Executive Chairman and Chairman of the Board of Directors of Telefonica.

(d) Spain

(a) Mr. Isidro Fainé Casas

(b) Avda. Diagonal, n s. 621-629, Planta 22, 08028, Barcelona, Spain

(c) Vice Chairman of the Board of Directors of Telefonica and General Manager of La Caja de Ahorros y Pensiones de Barcelona "La Caixa"

(d) Spain

(a) Mr. José Antonio Fernandez Rivero

(b) Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain

  Vice-Chairman of the Board of Directors of Telefonica and Chairman of Adquira España, S.A.

(d) Spain

(a) Mr. Jesus Maria Cadenato Matia

(b) Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain

(c) Member of the Board of Directors of Iberia Cards and Uno-e Bank.

(d) Spain

(a) Mr. Maximino Carpio Garcia

(b) Dr. Casimiro Morcillo, 39, 28100, Alcobendas, Madrid, Spain

(c) Professor of Applied Economics at the Universidad Autonoma de Madrid.

(d) Spain

(a) Mr. Carlos Colomer Casellas

(b) Arago, 499, 08013, Barcelona, Spain

(c) Chief Executive Officer and Chairman of the Colomer Group

(d) Spain

(a) Mr. Alfonso Ferrari Herrero

(b) Santa Engracia, 40, 5 Planta, 28010, Madrid, Spain

(c) Director of CTC Chile S.A. and Telefonica del Peru

(d) Spain

(a) Mr. José Fernando de Almansa Moreno-Barreda

(b) Gran Via 28, 28013 Madrid, Spain

  Director of Telefonica del Peru, Telesp, Telefonica Moviles, Telefonica de Argentina.

(d) Spain

(a) Mr. Gonzalo Hinojosa Fernandez de Angulo

(b) Avda. del Llano Castellano, 51, 28034, Madrid, Spain

(c) Chairman and Chief Exceutive Officer of Cortefiel, S.A.

(d) Spain

(a) Mr. Miguel Antonio Igrejas Horta e Costa

(b) Avenida Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal

(c) Chief Executive Officer of Portugal Telecom.

(d) Portugal

(a) Mr. Pablo Isla Âlvarez de Tejera

(b) Eloy Gonzalo, 10, 28010, Madrid, Spain

(c) Chairman of the Board of Grupo Altadis

(d) Spain

(a) Mr. Luis Lada Diaz

(b) Gran Via 28, Planta 9, 28013 Madrid, Spain

(c) General Manager for Development, Planning and Regulatory Affairs of Telefonica, S.A.

(d) Spain

(a) Mr. José Fonollosa Garcia

(b) Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain

(c) General Manager of BBVA (pre-retirement status). Represents BBVA on the Boards of Directors of BBVA BHIF (Chile), Provida (Chile), BBVA Banco Provincial (Venezuela) and Bradesco (Brazil)

(d) Spain

(a) Mr. Antonio Massanell Lavilla

(b) Avda. Diagonal, 621-629, Torre 1, Planta 22, 08028, Barcelona, Spain

(c) Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona ("La Caixa")

(d) Spain

(a) Mr. Enrique Used Aznar

(b) Marconi, 3, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain

(c) Chairman of Amper, S.A.

(d) Spain

(a) Mr. Mario Eduardo Vazquez

(b) Avd. Ingeniero Huergo, 723, Piso 20, C1107AOH, Buenos Aires, Argentina

(c) President of Telefonica de Argentina, S.A.

(d) Spain

(a) Mr. Antonio Pedro de Carvalho Viana Baptista

(b) Paseo Recoletos, 7-9, Planta 3, 28004, Madrid, Spain.

(c) Chairman and Chief Executive Officer of Telefonica Moviles S.A.

(d) Portugal

(a) Mr. Gregorio Villalabeitia Galarraga

(b) Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain

(c) General Manager of the Real Estate and Industrial Group of BBVA (pre-retirement status)

(d) Spain

(a) Mr. Antonio J. Alonso Ureba

(b) Gran Via 28, Planta 9, 28013 Madrid, Spain

(c) General Secretary and Secretary of the Board of Telefonica, S.A.

(d) Spain

(a) Mr. Ramiro Sanchez de Lerin Garcia-Ovies
(b) Gran Via 28, 28013 Madrid, Spain

(c) General Vice Secretary and Vice Secretary to the Board of Directors of Telefonica
(d) Spain

Executive Officers

(a) Mr. Calixto Rios Pérez
(b) Gran Via 28, 28013 Madrid, Spain
(c) General Manager for Internal Auditing and Management Resources of Telefonica
(d) Spain

(a) Mr. Santiago Fernandez Valbuena
(b) Gran Via 28, 28013 Madrid, Spain
(c) General Manager of Finance and Shared Resources of Telefonica
(d) Spain

(a) Mr. Luis Abril Pérez
(b) Gran Via 28, 28013 Madrid, Spain
(c) General Manager of Corporate Communication at Telefonica
(d) Spain

(a) Mr. Francisco de Bergia Gonzalez
(b) Gran Via 28, 28013 Madrid, Spain
(c) General Manager and Assistance to the Chairman of the Board of Telefonica
(d) Spain

(a) Mr. Guillermo Fernandez Vidal
(b) Gran Via 28, 28013 Madrid, Spain
(c) General Manager of Subsidiaries of Telefonica
(d) Spain

TELEFONICA MOVILES, S.A.

Board of Directors

(a) Mr. Antonio Pedro de Carvalho Viana Baptista

(b) Paseo Recoletos, 7-9, 3 Planta, 28004, Madrid, Spain.

(c) Chairman and Chief Executive Officer of Telefonica Moviles S.A.

(d) Portugal

(a) Mr. Luis Lada Diaz

(b) Calle Gran Via, 28, Planta 9, 28013, Madrid, Spain

(c) General Manager for Development, Planning and Regulatory Affairs of Telefonica, S.A.

(d) Spain

(a) Mr. José Maria Alvarez-Pallete Lopez

(b) Gran Via, 28, Planta 9, 28013, Madrid, Spain

(c) Chairman and Chief Executive Officer of Telefonica Internacional, S.A.

(d) Spain

(a) Mr. Lars. M. Berg

(b) Calle Kevinge Strand, 39B, SE-182 31, Danderyd, Sweden

(c) Independent consultant and non-executive Board member of several companies in the telecommunications and financial industries

(d) Spain

(a) Mr. Miguel Angel Canalejo Larrainzar

(b) P Castellana, 151, 2 Drcha., 28046, Madrid, Spain

  Chairman of the Audit and Control Committee of Telefonica Moviles, S.A.

(d) Spain

(a) Mr. Maximino Carpio Garcia

(b) Dr. Casimiro Morcillo, 39, 28100, Alcobendas, Madrid, Spain

(c) Member of the Economic and Social Council, a Spanish government advisory entity, and Professor of Applied Economics at the Universidad Autonoma de Madrid

(d) Spain

(a) Mr. Fernando Xavier Ferreira

(b) Rua Martiniano de Carvalho, 851, 21andar, 01321-001 São Paulo, SP, Brazil

(c) Chief Executive Officer of the Telefonica Group in Brazil

(d) Brazil

(a) Mr. Victor Goyenechea Fuentes

(b) Almagro, 14, Planta 2, 28010, Madrid, Spain

(c) Independent consultant

(d) Spain

(a) Mr. Antonio Massanell Lavilla

(b) Avda. Diagonal, 621-629, Torre 1.Pl.22, 08028, Barcelona, Spain

  Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona ("La Caixa")

(d) Spain

(a) Mr. Alfonso Merry del Val Gracie

(b) Paseo Castellana, 151, 2 B, 28046, Madrid, Spain

(c) Member of the Board of Directors of NH Hoteles, S.A.; Member of the Board of Directors of J. Garcia Carrion, S.A.; Member of the Board of Directors of Corporacion Uriach and Member of the Board of Directors of AEGON Union Aeguradora, S.A.

(d) Spain

(a) Mr. Jose Fernando de Almansa Moreno-Barreda

(b) Gran Via 28, 28013 Madrid, Spain

(c) President of the International Affairs Committee of the Board of Telefonica, S.A.

(d) Spain

(a) Mr. Alejandro Burillo Azcarraga

(b) Paseo de los Tamarindos 400-A - Bosques de las Lomas, 05120, Mexico, DF

(c) President of the Board of the Grupo Pegaso

(d) Spain

(a) Mr. Javier Echenique Landiribar

(b) Calle Goya , 24, 28001, Madrid, Spain

(c) Member of the Board of Directors of Telefonica Moviles Mexico

(d) Spain

(a) Mr. Jose Maria Mas Millet

(b) Calle Goya 24, 28001, Madrid, Spain

(c) Secretary of the Board of Directors of Telefonica Moviles, S.A

(d) Spain

Executive Officers

(a) Mr. Felix Pablo Ivorra Cano
(b) Paseo Recoletos 7-9, 28003, Madrid, Spain
(c) Executive Vice-President for Brazil and South America of Telefonica Moviles and President of the Board of

Directors of TCP
(d) Spain

(a) Mr. Ernesto Lopez Mozo
(b) Paseo Recoletos 7-9, 28003, Madrid, Spain
(c) Chief Financial Officer and General Manager of Finance and Management Control of Telefonica Moviles
(d) Spain

(a) Mr. Fernando Herrera Santa Maria
(b) Calle Serano Galvache 56, 28033, Madrid, Spain
(c) Chief Commercial Officer of Telefonica Moviles España, S.A.
(d) Spain

(a) Mr. Antonio Hornedo Muguiro
(b) Calle Goya, 24, 28001, Madrid, Spain
(c) General Counsel and Vice-Secretary (non-member) of the Board of Directors
(d) Spain

(a) Mr. Ignacio Camarero Garcia
(b) Plaza de la Independencia 6, 28001, Madrid, Spain
(c) Chief Technology Officer of Telefonica Moviles
(d) Spain

(a) Mr. Francisco Ruiz Vinuesa
(b) Paseo de Recoletos 7-9, 28003, Madrid, Spain
(c) Executive Vice-President for Mexico, Central America and the Caribbean of Telefonica Moviles
(d) Spain

(a) Mr. Javier Aguilera Arauzo
(b) Plaza de la Independencia 6, 28001, Madrid, Spain
(c) Chief Executive Officer of Telefonica Moviles España.
(d) Spain

(a) Mr. Manuel Costa Marques
(b) Paseo de Recoletos 7-9, 28003, Madrid, Spain
(c) General Manager of Development of Latin American Business of Telefonica Moviles
(d) Spain

(a) Mr. Luis Miguel Gilperez Lopez
(b) Paseo de Recoletos 7-9, 28003, Madrid, Spain
(c) Executive Director of the International Area of Telefonica Moviles
(d) Spain

(a) Mr. Jose Moles Valenzuela
(b) Paseo de Tamarindos 400, Bosque de Lomas, Mexico DF, 05120
(c) General Manager of Telefonica Moviles Mexico
(d) Spain

BRASILCEL N.V.

Board of Directors*

(a) Mr. Zeinal Abedin Mahomed Bava

(b) Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c) Chief Financial Officer of Portugal Telecom, SGPS, S.A.

(d) Portugal

(a) Mr. Alvaro Jose Roquette Morais

(b) Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c) Director and Chief Operating Officer of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A.
  Portugal

* Brasilcel N.V. does not have executive officers

(a) Mr. Carlos Manuel de Lucena e Vasconcellos Cruz

(b) Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c) Chief Executive Officer of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.

(d) Portugal

(a) Mr. Harry Dirk Hilbert Moraal

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Head of Client Relationship Department at ABN AMRO Trust (Amsterdam)

(d) The Netherlands

(a) Mr. Paul Johannes Antonius Wilbrink

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Senior Client Relationship Manager at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Hendrik Justus Wirix

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Deputy Manager and Chief Legal Counsel at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Ms. Lara Ieka Runne

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Corporate lawyer at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Marcus Antonius Joseph Persel

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Senior Client Relationship Manager at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Carlos David Maroto Sobrado

(b) Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands

(c) Executive Managing Director of Telefonica Europe B.V.

(d) Spain

(a) Mr. Antonio Pedro de Carvalho Viana Baptista

(b) Paseo Recoletos, 7-9, 3 Planta, 28004, Madrid, Spain.

(c) Chairman and Chief Executive Officer of Telefonica Moviles S.A.

(d) Portugal

(a) Mr. Ignacio Aller Mallo

(b) Calle Goya, 24, 28001, Madrid, Spain

(c) Member of the Board of Directors of Telefonica Moviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.

(d) Spain

(a) Mr. Félix Pablo Ivorra Cano

(b) Calle Goya, 24, 28001, Madrid, Spain

(c) Executive Vice-President for Brazil and Latin America of Telefonica Moviles S.A.

(d) Spain

(a) Mr. Ernesto Lopez Mozo

(b) Calle Goya, 24, 28001, Madrid, Spain

(c) Chief Financial Officer General Manager for Finance and Management Control of Telefonica Moviles, S.A.

(d) Spain

(a) Mr. Robertus Hendrikus Lukas de Groot

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Senior Client Relationship Manager at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Alexander Daniël de Vreeze

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Head of Commercial Organization and member of management team of ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Fernando Xavier Ferreira

(b) Rua Martiniano de Carvalho, 851, 21andar, 01321-001 São Paulo, SP, Brazil

(c) Chief Executive Officer and Chairman of the Board of Directors of Telecomunicações de São Paulo S.A.- TELESP

(d) Brazil

(a) Mr. Eduardo Perestrelo Correia de Matos

(b) Av. Brigadeiro Faria Lima, 2277, 15 andar, Suite 1503, 01452-000, São Paulo, SP, Brazil

(c) President of Portugal Telecom Brasil S.A.

(d) Portugal

(a) Mr. Pedro Manuel Brandão Rodrigues

(b) Avenida Alvaro Pais, 02, 1649-041 Lisbon, Portugal

(c) Director and Executive Officer of TMN - Telecomunicações Moveis Nacionais, S.A.

(d) Portugal

(a) Mr. Paul Jozef Schmitz

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Senior Account Manger at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Benjamin de Koe

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Client Accounting Officer and Client Relationship Manager at ABN AMRO Trust Company (Nederland) B.V.

(d) The Netherlands

(a) Mr. Luis Miguel Gilperez Lopez

(b) Calle Goya, 24, 28001, Madrid, Spain

(c) Executive Director of the International Area of Telefonica Moviles S.A.

(d) Spain

(a) Mr. J.C.W. van Burg

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Managing Director at ABN AMRO Trust Company (Netherlands) B.V.

(d) The Netherlands

(a) Mr. C.J.P. Kluft

(b) Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands

(c) Assistant to the Head of the Legal Department at ABN AMRO Trust Company (Netherlands) B.V.

(d) The Netherlands

(a) Mr. Shakhaf Wine

(b) Praia de Botafogo, 501, 22250-040, Rio de Janeiro, RJ, Brazil

(c) Member of the board of directors of each of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A,  Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. Telegoias Celular S.A., Universo Online S.A. and Banco1.Net S.A.

(d) Brazil

EXHIBIT 1

Agreement of Joint Filing

In accordance with rule 13d-1(f), promulgated under the Securities Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the shares of Telesp Celular Participações, S.A., and that this Agreement may be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of October 13, 2004.

TELEFONICA, S.A.

By: /s/ Antonio J. Alonso Ureba
____________________________

Name: Antonio J. Alonso Ureba

Title: General Secretary and Secretary of the
Board of Telefonica S.A.

TELEFONICA MOVILES, S.A.

By: /s/ Antonio Hornedo Mugiro
____________________________

Name: Antonio Hornedo Mugiro

Title: General Counsel

BRASILCEL N.V.

By: Francisco Jose Azevedo Padinha
____________________________

Name: Francisco JoseAzevedo Padinha

Title: Chief Executive Officer

By: Javier Rodriguez Garcia
____________________________

Name: Javier Rodriguez Garcia

Title: Executive Vice President for Technology and Networks